TOWER ONE WIRELESS CORP.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Three and Nine Months Ended

September 30, 2021 (Unaudited)

and 2020 (Audited)

(Expressed in Canadian Dollars)

TOWER ONE WIRELESS CORP.
Consolidated Statements of Financial Position
As at September 30, 2021 and 2020
(Expressed in Canadian Dollars)

	Note	September 30, 2021 (Unaudited)	December 31, 2020 (Audited)
		$	$
ASSETS (NOTES 10 and 13)
Current Assets
Cash		525,363	122,759
Amounts receivable		2,505,663	1,166,502
Prepaid expenses and deposits		4,345,444	371,013
Unbilled revenues		-	-
Assets held for sale	13	-	30,967
		7,376,469	1,691,241
Intangible assets	10	1,191,917	1,357,658
Right-of-use assets	12	4,031,866	1,885,433
Property and equipment	11	4,934,708	6,175,128
Total Assets		17,534,961	11,109,460
LIABILITIES AND SHAREHOLDERS' DEFICIENCY
Current Liabilities
Accounts payable and accrued liabilities	17	5,829,966	4,368,281
Income tax payable		456,052	610,977
Interest payable	15,16,17	378,962	650,278
Deferred revenue		-	278,443
Customer deposits	19	5,295,628	5,621,307
Current portion of lease liabilities	12	180,308	92,308
Convertible debentures	14	.	-
Current portion of loans payable	15	1,754,693	3,440,732
Loans from related parties	17	1,115,476	3,870,748
Bonds payable	16	1,793,600	1,882,750
		16,804,685	20,815,824
Long-term portion of lease liabilities	12	3,708,335	1,593,370
Long-term portion of loans payable	15	9,023,312	143,855
Total Liabilities		29,536,332	22,553,049
Shareholders' Deficiency
Share capital	18	16,900,668	16,900,668
Share subscriptions		(30,000)	(30,000)
Contributed surplus	18	1,706,089	1,706,089
Non-controlling interest	9	(3,184,833)	(4,532,457)
Deficit		(27,580,334)	(25,352,460)
Accumulated other comprehensive loss		187,039	(135,429)
Total Shareholders' Deficiency		(12,001,371)	(11,443,589)
Total Equity and Liabilities		17,534,961	11,109,460

Approved on behalf of the Board of Directors:

"Alejandro Ochoa"	"Robert Nicholas Peter Horsley"

The accompanying notes are an integral part of these consolidated financial statements.

TOWER ONE WIRELESS CORP.
Consolidated Statements of Comprehensive Loss
As at September 30, 2021 and 2020
(Expressed in Canadian Dollars)

	Three months ended			Nine months ended
	Note	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
		$	$	$	$
Revenues	21	4,386,775	542,323	6,089,761	7,327,250
Cost of sales		2,528,037	83,880	2,705,647	3,963,496
		1,858,738	458,443	3,384,114	3,363,754
Expenses
Advertising and promotion		77,266	5,869	126,362	10,220
Amortization	9, 10, 11	437,428	252,787	1,200,523	940,909
Bad debts		66,253	-	66,253	-
Bank Charges		-	5,932	-	20,699
Insurance		-	3,254	-	6,738
Foreign exchange		291,439	400,950	636.471	1,408,854
Interest, financing charges and accretion	11, 13, 14, 15, 16	263,979	295,336	1,138,985	950,089
Maintenance and operations		334,917	-	1,105,036	-
Office and miscellaneous		(963,339)	200,151	(861,019)	480,668
Permits and licenses		-	11,288	-	33,572
Professional fees and consulting	16	338,587	210,914	681,520	481,539
Wages and benefits		-	753,081	-	1,865,778
Travel		18,441	61,983	32,129	126,509
		3,393,009	2,201,547	4,126,260	6,325,576
Loss before other items		993,766	(1,743,104)	(742,145)	(2,961,822)
Other items
Loss on extinguishment of debt	16	-	-	-	-
Impairment	7, 9, 10	(18,253)	(115,367)	(361,719)	(145,361)
Impairment of advances and loans receivable	16	-	-	-	-
Gain (loss) on net monetary position	4	-	-	.	88,147
		(18,253)	(115,367)	(361,719)	(57,214)
Net loss before income taxes		975,513	(1,858,471)	(1,103,864)	(3,019,036)
Deferred income tax recovery	24	-	.	-	-
Net Income / loss		975,513	(1,858,471)	(1,103,864)	(3,019,036)
Other comprehensive loss:
Foreign exchange translation adjustment		21,355	409,992	582,388	884,305
Comprehensive loss		996,868	(1,448,479)	(521,476)	(2,134,731)
Net Income / loss attributable to:
Shareholders of the Company		695,361	(1,396,670)	(857,668)	(1,907,019)
Non-controlling interest		280,152	(461,802)	(246,196)	(1,112,017)
Net Income / loss		975,513	(1,858,471)	(1,103,864)	(3,019,036)
Other comprehensive income (loss) attributable to:
Shareholders of the Company		237,420	217,102	513,766	546,403
Non-controlling interest		(216,065)	192,890	68,622	337,903
Other comprehensive income (loss)		21,355	409,992	582,388	884,305
Income / Loss per common share - basic and diluted		0,01	(0,02)	(0.01)	(0,02)
Weighted average common shares outstanding		100,403,732	94,103,732	100,403,732	94,103,732

The accompanying notes are an integral part of these consolidated financial statements.

 TOWER ONE WIRELESS CORP.
Consolidated Statements of Changes in Equity (Deficiency)
(Expressed in Canadian Dollars)

	Number of Common Shares	Share Capital	Subscriptions Received	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income	Deficiency Attributable to Shareholders of the Company	Non- controlling Interest	Total
		$	$	$	$	$	$	$	$
Balance, December 31, 2017	70,125,698	10,635,886	170,000	1,344,884	(9,896,705)	(27,299)	2,226,766	188,156	2,414,922
Exercise of stock options	5,600,000	2,460,301	(200,000)	(1,200,301)	-	-	1,060,000	-	1,060,000
Exercise of warrants	8,665,201	2,166,300	-	-	-	-	2,166,300	-	2,166,300
Shares issued for services	525,690	110,395	-	-	-	-	110,395	-	110,395
Shares issued for subscriptions received	142,857	30,000	(30,000)	-	-	-	-	-	-
Shares issued for debt	780,000	156,000	-	-	-	-	156,000	-	156,000
Shares issued for acquisition of Mexmaken	7,500,000	1,312,500	-	-	-	-	1,312,500	145,833	1,458,333
Share-based compensation	-	-	-	1,913,692	-	-	1,913,692	-	1,913,692
Subscriptions received	-	-	30,000	-	-	-	30,000	-	30,000
Shares issued	50,000	5,000	-	-	-	-	5,000	-	5,000
Fair value of warrants issued for bond issuance cost	-	-	-	28,514	-	-	28,514	-	28,514
Equity portion of convertible debentures	-	-	-	2,673	-	-	2,673	-	2,673
Net loss	-	-	-	-	(9,112,971)	-	(9,112,971)	(18,314)	(9,131,285)
Other comprehensive loss	-	-	-	-	-	(326,928)	(326,928)	(153,204)	(480,132)
Balance, December 31, 2018	93,389,446	16,876,382	(30,000)	2,089,462	(19,009,676)	(354,227)	(428,059)	162,471	(265,588)
Warrants issued	-	-	-	608,440	-	-	608,440	-	608,440
Obligation to issue warrants	-	-	-	180,714	-	-	180,714	-	180,714
Extinguishment of convertible debenture	-	-	-	(574,895)	-	-	(574,895)	-	(574,895)
Adjustment on acquisition of controlled subsidiary	-	-	-	-	(106,990)	-	(106,990)	869	(106,121)
Adjustment on disposition of controlled subsidiary	-	-	-	-	508,444	-	508,444	(178,047)	330,397
Net loss	-	-	-	-	(4,977,237)	-	(4,977,237)	(3,170,031)	(8,147,268)
Other comprehensive loss	-	-	-	-	-	(155,147)	(155,147)	(172,549)	(327,696)
Balance, December 31, 2019	93,389,446	16,876,382	(30,000)	2,303,721	(23,585,459)	(509,374)	(4,944,730)	(3,357,287)	(8,302,017)

The accompanying notes are an integral part of these consolidated financial statements.

TOWER ONE WIRELESS CORP.
Consolidated Statements of Changes in Equity (Deficiency)
(Expressed in Canadian Dollars)

	Number of Common Shares	Share Capital	Subscriptions Received	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income	Deficiency Attributable to Shareholders of the Company	Non- controlling Interest	Total
		$	$	$	$	$	$	$	$
Balance, December 31, 2019	93,389,446	16,876,382	(30,000)	2,303,721	(23,585,459)	(509,374)	(4,944,730)	(3,357,287)	(8,302,017)
Warrants expired	-	-	-	(597,632)	597,632	-	-	-	-
Shares issued as penalty to the convertible debt lenders	714,286	24,286	-	-	-	-	24,286	-	24,286
Net loss	-	-	-	-	(2,364,633)	-	(2,364,633)	(1,309,671)	(3,674,304)
Other comprehensive income	-	-	-	-	-	373,945	373,945	134,501	508,446
Balance, December 31, 2020	94,103,732	16,900,668	(30,000)	1,706,089	(25,352,460)	(135,429)	(6,911,132)	(4,532,457)	(11,443,589)
Net Loss	-	-	-	-	(136,166)	-	(136,166)	(301,082)	(437,249)
Other comprehensive loss	-	-	-	-	-	199,003	199,003	188,760	387,763
Balance, March 31, 2021	94,103,732	16,900,668	(30,000)	1,706,089	(25,488,626)	63,573	(6,848,297)	(4,644,778)	(11,493,074)
Shares issued	6,300,000
Net Loss	-	-	-	-	(1,416,863)	-	(1,416,863)	(225,266)	(1,642,129)
Other comprehensive loss	-	-	-	-	-	77,343	77,343	95,927	173,270
Balance, June 30, 2021	100,403,732	16,900,668	(30,000)	1,706,089	(26,905,489)	140,916	(8,187,817)	(4,774,117)	(12,961,934)
Net Loss	-	-	-	-	695,361	-	695,361	280,152	975,513
Adjustment on acquisition of controlled subsidiary (note 6)	-	-	-	-	(1,370,206)	(191,297)	(1,561,503)	1,525,196	(36,306)
Other comprehensive loss	-	-	-	-	-	237,420	237,420	(216,065)	21,355
Balance, September 30, 2021	100,403,732	16,900,668	(30,000)	1,706,089	(27,580,334)	187,039	(8,816,539)	(3,184,834)	(12,001,372)

The accompanying notes are an integral part of these consolidated financial statements.

TOWER ONE WIRELESS CORP.
Consolidated Statements of Cash Flows

As at September 30, 2021 and 2020

(Expressed in Canadian Dollars)

	Nine months ended
	September 30, 2021	September 30, 2020
	$	$
Cash flows from operating activities
Net loss	(1,103,864)	(3,019,036)
Items not affecting cash:
Accretion	-	-
Accrued interest	-	-
Amortization	1,200,523	940,909
Allowance for VAT	-	-
Gain on sale of towers	3,459,726	-
Deferred income tax recovery	-	-
Foreign exchange	479,296	521,121
Gain on net monetary position	-	(88,147)
Other non cash effect	(1,155,799)	-
Impairment		116,002
Accrued Interest	-	(72,769)
IFRS 16 Interest	-	326,063
Impairment of advances and loans receivable	-	-
Loss on extinguishment of debt	-	-
Share-based compensation	-	-
Shares issued for services	-	-

Changes in non-cash working capital items (Note 22)	(4,836,263)	(26,338)
Cash provided by (used in) operating activities	(1,956,381)	(1,302,195)

Cash flows from investing activities
Cash received from acquisitions	-	-
Cash paid for acquisitions	-	-
Intangibles	-	(51,688)
Cash received from disposition	-	-
IFRS16	(18,466)	-
IFRS 11	6,746,235	-
Additions of property and equipment	(8,717,780)	1,310,080
Cash used in investing activities	1,990,012	1,258,391

Cash flows from financing activities
Shares issued for cash, net	-	-
Exercise of stock options and warrants	-	-
Proceeds from convertible debts, net	-	-
Repayment of convertible debts	-	(745,000)
Proceeds from bonds payable, net	(89,151)	-
Loans received	7,315,287	1,384,783
Repayment of loans	(121,869)	-
Loans from related parties	-	-
Repayment of loans from related parties	(2,755,271)	(522,654)
Lease payments	-	-
Promissory note received	-	-
Cash provided by financing activities	4,348,997	117,129
Foreign exchange on cash	-	(4,175)

Change in cash	402,604	69,151
Cash, beginning	122,759	56,629

Cash, ending	525,363	125,780

The accompanying notes are an integral part of these consolidated financial statements.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements As at September 30, 2021 and 2020 (Expressed in Canadian Dollars)

1. NATURE OF OPERATIONS AND GOING CONCERN

Tower One Wireless Corp. ("Tower One" or the "Company") is a pure-play, build-to-suit ("BTS") tower owner, operator and developer of multitenant communications structures. The Company's primary business is the leasing of space on communications sites to mobile network operators ("MNOs"). The Company offers tower-related services in the largest Spanish speaking countries in Latin America: Argentina, Colombia and Mexico. These tower-related services include site acquisition, zoning and permitting, structural analysis, and construction which primarily supports the Company's site leasing business, including the addition of new tenants and equipment on its sites. A long -term site lease is in hand with a tenant prior to undergoing construction.

Tower One was incorporated under the laws of the Province of British Columbia, Canada on September 12, 2005. On October 14, 2011, the Company became a reporting company in British Columbia and was approved by the Canadian Securities Exchange ("CSE") and commenced trading on November 16, 2011. The Company's registered office is located at Suite 605, 815 Hornby Street, Vancouver, BC, Canada V6Z 2E6.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, and accordingly, do not purport to give effect to adjustments which may be required should the Company be unable to achieve the objectives above as a going concern. The net realizable value of the Company's assets may be materially less than the amounts recorded in these consolidated financial statements should the Company be unable to realize its assets and discharge its liabilities in the normal course of business. At September 30, 2021, the Company had a working capital deficiency of $9,428,216 (2020 - $17,260,202) and an accumulated deficit of $ 27,580,334 (2020 - $25,492,478) which has been funded primarily by loans from related parties. Ongoing operations of the Company are dependent upon the Company's ability to generate sufficient revenues in the future, receive continued financial support and complete equity financings. These factors raise substantial doubt about the Company's ability to continue as a going concern.

These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

The outbreak of the novel strain of coronavirus ("COVID-19") has resulted in governments worldwide enacting emergency measures to constrain the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods, self-isolation, physical and social distancing and the closure of non-essential businesses, have caused significant disruption to businesses globally, which has resulted in an uncertain and challenging economic environment. The duration and impact of the COVID-19 pandemic are unknown at this time. COVID-19 did not have a significant impact on the Company's site leasing business and tower sales. Moreover, COVID-19 did not have any impact on the Company's ability to collect receivables from its customers.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements As at September 30, 2021 and 2020 (Expressed in Canadian Dollars)

2. STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION

(a) Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). These consolidated financial statements were approved and authorized for issue by the Board of Directors on November 19, 2021.

(b) Basis of Presentation and Consolidation

These consolidated financial statements were prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information. The presentation currency of the consolidated financial statements is Canadian dollars.

These consolidated financial statements include the accounts of the following entities as at September 30, 2021:

Entity	Country	Percentage of ownership	Functional currency
Tower One Wireless Corp. ("Tower One")	Canada	Parent	Canadian dollar
Tower Two SAS ("Tower Two")	Argentina	100%	Argentine Peso
Tower Three SAS ("Tower Three")	Colombia	100%	Colombian Peso
Tower 3 SA ("Tower 3")	Argentina	100%	Argentine Peso
Innervision SAS ("Innervision")	Colombia	100%	Colombian Peso
Evolution Technology SA ("Evolution")	Argentina	91,25%	Argentine Peso
Tower Construction & Technical Services, LLC ("TCTS")	USA	50%	US dollar
Tower One Wireless Mexico S.A. de C.V. ("Mexmaken")	Mexico	90%	Mexican Peso

All significant inter-company balances and transactions have been eliminated on consolidation. Subsidiaries are entities controlled by the Company. Control is based on whether an investor has power over the investee, exposure or rights to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of returns. Non-controlling interests in the net assets are identified separately from the Company's deficiency. The non-controlling interest consists of the non-controlling interest as at the date of the original acquisition plus the noncontrolling interest's share of changes in equity or deficiency since the date of acquisition.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements As at September 30, 2021 and 2020 (Expressed in Canadian Dollars)

2. STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION (CONTINUED)

(c) Use of Estimates and Judgments

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Actual results may differ from these estimates and assumptions. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods. Significant areas requiring the use of management estimates include the following:

(i) Intangible Assets - useful lives

The Company records intangible assets purchased in a business combination at their fair value. Following initial recognition, the Company carries the value of intangible assets at cost less accumulated amortization and any accumulated impairment losses. Amortization is recorded on a straight-line basis based upon management's estimate of the useful life and residual value. The estimates are reviewed at least annually and are updated if expectations change as a result of technical obsolescence or legal and other limits to use. A change in the useful life or residual value will impact the reported carrying value of the intangible assets resulting in a change in related amortization expense.

(ii) Inputs into Black-Scholes model

The Company has applied estimates with respect to the valuation of shares issued for non-cash consideration. Shares are valued first at the fair value of goods or services received, and if this not readily determinable, at the fair value of the equity instruments granted at the date the Company receives the goods or services.

The Company measures the cost of equity-settled transactions at the fair value of the equity instruments on the date they are granted. Estimating fair value for share-based compensation transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the fair value of the underlying common shares, the expected life of the share option, volatility and dividend yield. The fair value of the underlying common shares is assessed as the quoted market price on grant date. The assumptions and models used for estimating fair value for share-based compensation transactions are discussed in Note 17.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements As at September 30, 2021 and 2020 (Expressed in Canadian Dollars)

2. STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION (CONTINUED)

(c)  Use of Estimates and Judgments (Continued)

(iii) Property and Equipment - useful lives

Amortization is recorded on a declining balance basis based upon management's estimate of the useful life and residual value. The estimates are reviewed at least annually and are updated if expectations change as a result of the physical condition, technical obsolescence or legal and other limits to use. A change in the useful life or residual value will impact the reported carrying value of towers and equipment resulting in a change in related amortization expense.

(iv) Incremental borrowing rate

The Company uses estimation in determining the incremental borrowing rate used to measure the lease liabilities. This rate represents the rate that the Company would incur to obtain the funds necessary to purchase the asset of a similar value, with similar payment terms and security in a similar economic environment.

(v) Allowance for credit losses

The Company provides for doubtful debts by analyzing the historical default experience and current information available about a customer's credit worthiness on an account by account basis. Uncertainty relates to the actual collectability of customer balances that can vary from the Company's estimation. At September 30, 2021, the Company has an allowance for doubtful accounts of $79,817 (2020 - $127,053).

(vi) Recoverability of asset carrying values

Determining the amount of impairment of goodwill, intangible assets, and property and equipment requires an estimation of the recoverable amount, which is defined as the higher of fair value less the cost of disposal or value in use. Many factors used in assessing recoverable amounts are outside of the control of management and it is reasonably likely that assumptions and estimates will change from period to period.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements As at September 30, 2021 and 2020 (Expressed in Canadian Dollars)

2. STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION (CONTINUED)

(c) Use of Estimates and Judgments (Continued)

Use of Judgments

Critical accounting judgments are accounting policies that have been identified as being complex or  involving subjective judgments or assessments with a significant risk of material adjustment in the year:

(i) Going concern

The assessment of whether the going concern assumption is appropriate requires management to take into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company is aware that material uncertainties related to events or conditions that raise substantial doubt upon the Company's ability to continue as a going concern. Further information regarding going concern is outlined in Note 1.

(ii) Income taxes

The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant tax authorities, which occurs subsequent to the issuance of the consolidated financial statements.

(iii) Compound financial instruments

In accordance with the substance of the contractual arrangement, convertible debentures are compound financial instruments that are accounted for separately by their components: a financial liability and an equity instrument.

The identification of convertible debenture components is based on interpretations of the substance of the contractual arrangement and therefore requires judgment from management. The separation of the components affects the initial recognition of the convertible debenture at issuance and the subsequent recognition of interest on the liability component. The determination of the fair value of the liability is also based on a number of assumptions, including contractual future cash flows, discount factors and the presence of any derivative financial instruments.

(iv) Asset held-for-sale and discontinued operations

Judgment is required in determining whether an asset meets the criteria for classification as "assets held for sale" in the consolidated statements of financial position. Criteria considered by management include the existence of and commitment to a plan to dispose of the assets, the expected selling price of the assets, the expected time frame of the completion of the anticipated sale and the period of time any amounts have been classified within assets held for sale. The Company reviews the criteria for assets held for sale each period and reclassifies such assets to or from this financial position category as appropriate. In addition, there is a requirement to periodically evaluate and record assets held for sale at the lower of their carrying value and fair value less costs to sell.

Judgment is applied in determining whether disposal groups represent a component of the entity, the results of which should be recorded as discontinued operations in the consolidated statements of comprehensive loss.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements As at September 30, 2021 and 2020 (Expressed in Canadian Dollars)

2. STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION (CONTINUED)

(c)  Use of Estimates and Judgments (Continued)

(v) Property and equipment and intangibles - impairment

At the end of each reporting period, management makes a judgment whether there are any indications of impairment of its property and equipment and intangibles. If there are indications of impairment, management performs an impairment test on a cash-generating unit basis. The impairment test compares the recoverable amount of the asset to its carrying amount. The recoverable amount is the higher of the asset's value in use (present value of the estimated future cash flows) and its estimated fair value less costs of disposal.

(vi) Determination of functional currency and hyperinflationary economies

The determination of the functional currency for the Company and its subsidiaries was based on management's judgment of the underlying transactions, events and conditions relevant to each entity. The determination of whether an entity operates in a hyperinflationary economy was based on management's judgment of the underlying economic condition of the country the entity operates in.

(vii) Leases

The Company applies judgment in determining whether the contract contains an identified asset, whether the Company has the right to control the asset, and the lease term. The lease term is based on considering facts and circumstances, both qualitative and quantitative, that can create economic incentive to exercise renewal options.

(viii) Modification versus extinguishment of financial liability

Judgment is required in applying IFRS 9 Financial Instruments to determine whether the amended terms of the loan agreement is a substantial modification of an existing financial liability and whether it should be accounted for as an extinguishment of the original financial liabilities.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements As at September 30, 2021 and 2020 (Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

Loss per share

Basic loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period. To compute diluted loss per share, adjustments are made to common shares outstanding. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would be outstanding if, at the beginning of the period or at time of issuance, all options and warrants were exercised. The proceeds from exercise are assumed to be used to purchase the Company's common shares at their average market price during the period. For the years presented, this calculation proved to be anti-dilutive.

Revenue recognition

The Company generates revenues from the supply of various goods and services.

(i) Leasing revenue is derived from lease arrangements to obtain rights to use the Company's equipment.

Leases in which a significant portion of the risks and rewards of ownership are retained by the Company are classified as operating leases. Assets under operating leases are included in property and equipment. Leasing revenue from operating leases is recognized as the leasing services are provided.

(ii) Tower sales revenue is recognized when the control over the tower is transferred to the customer. The Company recognizes revenue after: the contract is identified; performance obligations are identified; the transaction price is determined; the transaction price is allocated to the various performance obligations (if multiple performance obligations are identified); and ultimately, once the performance obligation is satisfied.

(iii) Revenues from consulting, installation, technical and maintenance services are recognized when the services are completed. Unbilled revenues represents services performed but not yet billed.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements As at September 30, 2021 and 2020 (Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign currency translation

The results and financial position of a subsidiary whose functional currency is not the currency of a hyperinflationary economy is translated into the presentation currency using the following procedures:

i. Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of the statement of financial position;

ii. Income and expenses for each statement presenting profit or loss and other comprehensive income are translated at exchange rates at the dates of the transactions; and

iii. All resulting exchange differences are recognized in other comprehensive income.

For practical reasons, a rate that approximates the exchange rates at the dates of the transactions, for example an average rate for the period, is often used to translate income and expense items.

For the quarter ended September 30, 2021, an unrealized foreign exchange translation gain of $21,355 (for the period ended September 30, 2020 loss of $884,305) was recorded under accumulated other comprehensive loss as a result of changes in the value of the Colombian Peso, Argentine Peso, Mexican Peso and US dollars with respect to the Canadian dollar.

The results and financial position of a subsidiary whose functional currency is the currency of a hyperinflationary economy are translated into the presentation currency using the following procedures:

i. All amounts (i.e. assets, liabilities, equity items, income and expenses, including comparatives) are translated at the closing rate at the date of the statement of financial position, except that

ii. When amounts are translated into a non-hyperinflationary presentation currency (i.e., CAD), comparative amounts remain unchanged from those reported in the prior periods.

When an entity's functional currency is the currency of a hyperinflationary economy, the entity shall restate its financial statements in accordance with IAS 29 Financial Reporting in Hyperinflationary Economies before applying the translation method described above. When the economy ceases to be hyperinflationary and the entity no longer restates its financial statements in accordance with IAS 29, it shall use as the historical costs for translation into the presentation currency the amounts restated to the price level at the date the entity ceased restating its financial statements.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements As at September 30, 2021 and 2020 (Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and equipment

Property and equipment is stated at cost less accumulated amortization and accumulated impairment  loss. Amortization expense for towers begins in the month of transfer of each tower from construction in progress to towers. Costs not clearly related to the procurement, manufacturing and implementation are expensed as incurred.

Towers represent cellular towers owned by the Company. The towers are operated at various sites and under contractual license agreements.

  Amortization of the towers is calculated on the declining-balance basis over the agreement or lease terms
  Furniture and equipment - between 10% and 33.3% declining balance

Costs of assets in the course of construction are capitalized as construction in progress. Upon completion, the cost of construction is transferred to the appropriate category of property and equipment and amortization commences when the asset is available for its intended use.

An asset's residual value, useful life and amortization method are reviewed at each financial year end and adjusted if appropriate. When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of equipment.

Gains and losses on disposal of an item of equipment are determined by comparing the proceeds from disposal with the carrying amount of the equipment and are recognized in profit or loss.

Intangible assets

Intangible assets consist of master lease agreement acquired by the Company. Acquired lease agreements are carried at cost less accumulated amortization and impairment losses. Intangible assets with indefinite lives are not amortized but are tested annually for impairment. Any impairment of intangible assets is recognized in the consolidated statement of comprehensive loss but increases in intangible    asset values are not recognized subsequently.

Amortization expense for intangible assets is calculated on the straight-line basis over its estimated useful life. Estimated useful lives of intangible assets are the shorter of the economic life and the period the right is legally enforceable. The assets' useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date. The useful life of the Company's intangible assets, consisting of master lease agreements, is estimated to be 10 years.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements As at September 30, 2021 and 2020 (Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment

Non-financial assets are tested for impairment whenever events or changes in circumstances indicate that an asset's carrying amount may be less than its recoverable amount. Management uses its judgment to estimate these inputs and any changes to these inputs could have a material impact on the impairment calculation. For impairment testing, non-financial assets that do not generate independent cash flows are grouped together into CGU, which represent the levels at which largely independent cash flows are generated. An impairment loss is recognized in earnings to the extent that the carrying value of an asset, CGU or group of CGU's exceeds its estimated recoverable amount. The recoverable amount of an asset, CGU or group of CGU's is the greater of its value in use and its fair value less cost to sell. Value in use is calculated as the present value of the estimated future cash flows discounted at appropriate pre -tax discount rates. An impairment loss relating to a specific asset reduces the carrying value of the asset. An impairment loss relating to a group of CGU's is allocated on a pro-rata basis to reduce the carrying value of the assets in the units comprising the group. A previously recognized impairment loss related to non- financial assets is assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss related to non-financial assets is reversed if there is a subsequent increase in the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying value does not exceed the carrying value that would have been determined, net of depreciation or amortization, if no loss had been recognized.

Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects. Common shares issued for consideration other than cash, are valued based on their market value at the date the shares are issued.

The Company applies the residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component. The Company considers the fair value of common shares issued in a private placement to be the more easily measurable component and the common shares are valued at their fair value, as determined by the closing quoted bid price on the announcement date. The balance, if any, is allocated to the attached warrants. Any fair value attributed to the warrants is recorded as contributed surplus.

Share-based compensation

Share-based compensation to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based compensation to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The amount recognized as an expense is adjusted to reflect the number of awards expected to vest. The offset to the recorded cost is to contributed surplus. Consideration received on the exercise of stock options is recorded as share capital and the related amount in contributed surplus is transferred to share capital. Charges for options that are forfeited before vesting are reversed from contributed surplus. For those options that expire or are forfeited after vesting, the recorded value is transferred to deficit.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements As at September 30, 2021 and 2020 (Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes

Income tax expense consisting of current and deferred tax expense is recognized in the consolidated statement of comprehensive loss. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

Financial instruments

Financial assets - Classification

The Company classifies its financial assets in the following categories:

  Those to be measured subsequently at fair value (either through Other Comprehensive Income ("OCI"), or through profit or loss), and
  Those to be measured at amortized cost.

The classification depends on the Company's business model for managing the financial assets and the contractual terms of the cash flows. For assets measured at fair value, gains and losses are either  recorded in profit or loss or OCI.

Financial assets - Measurement

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss ("FVTPL"), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are expensed in profit or loss. Financial assets are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements As at September 30, 2021 and 2020 (Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial instruments (Continued)

Subsequent measurement of financial assets depends on their classification.

  Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain  or loss that is subsequently measured at amortized cost is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included as finance income using the effective interest rate method.
  Fair value through OCI ("FVOCI"): A financial asset measured at FVOCI is measured at fair value with changes in fair value included as "financial asset at fair value through other comprehensive income" in other comprehensive income. Accumulated gains or losses recognized through other comprehensive income remain in OCI when the financial instrument is derecognized or its fair value substantially decreases.
  Fair value through profit or loss: Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVTPL. A gain or loss on an investment that is subsequently measured at FVTPL  is recognized in profit or loss in the period in which it arises.

The Company has classified its cash and amounts receivables as FVTPL.

Financial liabilities

The Company classifies its financial liabilities into the following categories:

  Financial liabilities at FVTPL; and
  Amortized cost.

A financial liability is classified as at FVTPL if it is classified as held-for-trading or is designated as such on initial recognition. Directly attributable transaction costs are recognized in profit or loss as incurred. The fair value changes to financial liabilities at FVTPL are presented as follows:

  the amount of change in the fair value that is attributable to changes in the credit risk of the liability is presented in OCI; and
  the remaining amount of the change in the fair value is presented in profit or loss.

The Company does not designate any financial liabilities at FVTPL.

Other non-derivative financial liabilities are initially measured at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these liabilities are measured at amortized cost using the effective interest method.

The Company has classified its accounts payable and accrued liabilities, interest payable, convertible debentures, loans payable, loans from related parties, customer deposits, bonds  payable and lease liability as amortized cost.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements As at September 30, 2021 and 2020 (Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial instruments (Continued)

Convertible debentures

The component parts of compound instruments (convertible debentures) issued by the Company are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instruments is an equity instrument.

At the date of issue, the fair value of the liability component is estimated using the prevailing market  interest rate for similar non-convertible instruments. This amount is recorded as a liability on an amortized cost basis using the effective interest method until extinguished upon conversion.

The conversion option classified as equity is determined by deducting the fair value of the liability component from the face value of the compound instrument as a whole. This is recognized and included in equity, net of income tax effects, and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. When the conversion option remains unexercised at the maturity date of the convertible note, the balance recognized in equity will be transferred to deficit. No gain or loss is recognized in the profit or loss upon conversion or expiration of the conversion option.

Transaction costs that relate to the issue of the convertible notes are allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are recognized directly in equity. Transaction costs relating to the liability component are included in the carrying amount of the liability component and are amortized over the lives of the convertible notes using the effective interest method.

Substantial modification of convertible debentures

Modification is deemed to be substantial if the net present value of the cash flows under the modified terms, including any fees paid or received, is a least 10 percent different from the net present value of the remaining cash flows of the liability prior to the modification, both discounted at the original effective interest rate of the liability prior to the modification. A substantial modification of the terms of an existing financial liability is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability.

The consideration paid, represented by the fair value of the modified convertible debentures are allocated to the liability and equity components of the original convertible debentures at the date of the extinguishment. The method used in allocating the consideration paid and transaction costs to the separate components of the original convertible debentures is consistent with that used in the original allocation to the separate components of the original convertible debentures of the proceeds received by the Company when the original convertible debentures were issued.

Once the allocation of the consideration is made, any resulting gain or loss is treated as follows:

  the amount of gain or loss relating to the original liability component is recognized in profit or loss; and
  the amount of consideration relating to the original equity component is recognized in equity in contributed surplus. The amount recognized in convertible debentures equity reserve attributable to the extinguished convertible debentures is also transferred to contributed surplus.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements As at September 30, 2021 and 2020 (Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases

At inception, the Company assesses whether a contract contains an embedded lease. A contract contains a lease when the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

The Company, as lessee, is required to recognize a right-of-use asset ("ROU asset"), representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments.

The Company recognizes a ROU asset and a lease liability at the commencement of the lease. The ROU asset is initially measured based on the present value of lease payments, plus initial direct cost, less any incentives received. It is subsequently measured at cost less accumulated amortization, impairment losses and adjusted for certain remeasurements of the lease liability. The ROU asset is amortized from the commencement date over the shorter of the lease term or the useful life of the underlying asset. The ROU asset is subject to testing for impairment if there is an indicator of impairment.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. The incremental borrowing rate is the rate which the operation would have to pay to borrow over a similar term and with similar security, the funds necessary  to obtain an asset of similar value to the ROU asset in a similar economic environment.

Lease payments included in the measurement of the lease liability are comprised of:

• fixed payments, including in-substance fixed payments;

• variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

• amounts expected to be payable under a residual value guarantee;

• the exercise price under a purchase option that the Company is reasonably certain to exercise;

• lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option;

• penalties for early termination of a lease unless the Company is reasonably certain not to terminate early; and

• restoration costs that will incur at the end of the lease term.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or a rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

Variable lease payments that do not depend on an index or a rate not included in the initial measurement of the ROU asset and lease liability are recognized as an expense in profit or loss in the period in  which they are incurred.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements As at September 30, 2021 and 2020 (Expressed in Canadian Dollars)

4. HYPERINFLATION

In July 2018, the Argentine three-year cumulative rate of inflation for consumer prices and wholesale prices reached a level in excess of 100%. As a result, in accordance with IAS 29, Financial Reporting in Hyperinflationary Economies ("IAS 29") Argentina was considered a hyperinflationary economy, effective July 1, 2018. Accordingly, the presentation of the Company's consolidated financial statements includes adjustments and reclassifications for the changes in the general purchasing power of the Argentine peso.

On the application of IAS 29, the Company used the conversion coefficient derived from the combination of the "IPC Nacional and the IPIM" (the national consumer price index and the national wholesale price index) published by the National Statistics and Census Institution in Argentina. Furthermore, a formal resolution (number 539/018) from de "FACPCE" (Federación Argentina de Consejos Profesionales de Ciencias Económicas) was issued and has been followed in the calculations.

As the consolidated financial statements of the Company have been previously presented in Canadian dollars, a stable currency, the comparative period amounts do not require restatement.

The level of the IPC at Sep 30, 2021 was $528.49 (Sep 2020 $346.65), which represents an increase of 36.9% over the IPC at December 31, 2020.

Monetary assets and liabilities are not restated because they are already expressed in terms of the monetary unit current as at December 31, 2020. Non-monetary assets, liabilities, equity, and expenses (items that are not already expressed in terms of the monetary unit as at December 31, 2020) are restated by applying the index at the end of the reporting period. The effect of inflation on the Argentine subsidiary's net monetary position is included in the consolidated statements of loss as a gain on net monetary position.

The application of IAS 29 results in the adjustment for the loss of purchasing power of the Argentine peso recorded in the consolidated statements of comprehensive loss. In a period of inflation, an entity holding an excess of monetary assets over monetary liabilities loses purchasing power, which results in a loss on the net monetary position. This loss/gain is derived as the difference resulting from the restatement of non-monetary assets, liabilities and equity.

As per IAS 21, The Effects of Changes in Foreign Exchange Rates, all amounts (i.e. assets, liabilities, equity and expenses) are translated at the closing foreign exchange rate at the date of the most recent consolidated statement of financial position, except that comparative amounts are not adjusted for subsequent changes in the price level or subsequent changes in exchange rates. Similarly, in the period during which the functional currency of a foreign subsidiary becomes hyperinflationary and applies IAS 29 for the first time, the parent's consolidated financial statements for the comparative period are not restated for the effects of hyperinflation.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements As at September 30, 2021 and 2020 (Expressed in Canadian Dollars)

5. TOWER CONSTRUCTION & TECHNICAL SERVICES, INC.

On October 18, 2017, the Company entered into an Escrow Agreement with the shareholders of Tower Construction & Technical Services, Inc. ("TCTS") to acquire 70% ownership interest in TCTS.

On March 1, 2019, the Company entered into an agreement to acquire the remaining 30% ownership interest of TCTS for total purchase price of $106,121 (US$80,000). As the Company previously controlled TCTS, the transaction resulted in a change to the Company ownership stake and was accounted for as an equity transaction. The $106,990 difference between the acquisition of $869 non-controlling interest  and $106,121 fair value of consideration paid was recognized directly in deficit.

On August 1, 2019, the Company entered into a Joint Venture Agreement with a third party, Enervisa US LLC ("Enervisa") and sold 50% of outstanding shares of TCTS for $330,397 (US$250,000) to fund the operation of TCTS. The Company determines that the sale of the 50% of TCTS shares did not constitute a loss of control. The issuance of the shares is accounted for an equity transaction and resulting a non-controlling interest of $698,030. The non-controlling interest consists of $519,983 of Enervisa's share of TCTS's net loss for the period from January 1, 2019 to August 1, 2019 which is included in net loss attributable to non-controlling interests on the consolidated statement of changes in equity (deficiency). During the year ended December 31, 2020, the Company received $72,396 (2019 - $258,001) for the sale of 50% of the outstanding shares  of TCTS.

6. ACQUISITION OF INNERVISION TELECOM S.A.S ("INNERVISION")

As at December 31, 2018, the Company owned 90% of Innervision through its wholly owned subsidiary Tower Three S.A.S ("Tower Three").

In October 2019, the Company completed the acquisition of the remaining common shares of Innervision not previously owned by Tower Three. The Company acquired the remaining 10% interest for total purchase price of $2,685 ($7,000,000 Colombian Peso). As the Company previously controlled Innervision, the transaction resulted in a change to the Company's ownership stake and was accounted  for as an equity transaction. The difference between the non-controlling interest and the fair value of consideration paid was recognized directly in deficit.

7. ACQUISITION OF EVOLUTION TECHNOLOGY SA

On March 30, 2017, the Company entered into a Share Purchase Offer Agreement with the shareholders of

Evolution Technology SA ("Evotech") to acquire a 65% ownership interest. Since its incorporation on March 10, 2016, Evotech has obtained various permits for constructing cellular towers and also has master lease agreements with major telecom carriers in Argentina.

To obtain the 65% ownership interest, the Company paid US$350,000 and issued 1,500,000 common shares with a fair value of $480,000 to the shareholders of Evotech. In addition, the Company is committed to contribute the funds necessary for Evotech to construct 50 towers, or a lower number of towers to be agreed between the parties, for up to a total maximum amount of US$3,500,000.

The Company determined that the acquisition of Evotech constituted a business combination as Evotech has inputs, processes and outputs. As such the Company has applied the acquisition method of accounting. As part of the acquisition of Evotech, the Company acquired Evotech's master lease agreement, which was recorded as an intangible asset.

The following table presents the allocation of the purchase price to the assets acquired and liabilities assumed based on their estimated fair values, which is the same as the carrying values, at the date of acquisition:

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements As at September 30, 2021 and 2020 (Expressed in Canadian Dollars)

In June 2021, the Company acquired the 26,25% of common shares from Evotech not previously owned by Tower One for total purchase price of U$30,000. As the Company previously controlled Evotech, the transaction resulted in a change to the Company's ownership stake and was accounted for as an equity transaction. The difference between the non-controlling interest and the fair value of consideration paid was recognized directly in deficit.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements As at September 30, 2021 and 2020 (Expressed in Canadian Dollars)

8. ACQUISITION OF COMERCIALIZADORA MEXMAKEN, S.A. DE C.V.

On April 3, 2018, the Company entered into a Share Purchase Offer Agreement with the shareholders of Comercializadora Mexmaken, S.A. de C.V. ("Mexmaken") to acquire a 90% ownership interest. Since its incorporation on September 9, 2015, Mexmaken has obtained two Master Lease Agreement ("MLA") with major Mexican telecom operators, one of which was acquired prior to the Company's acquisition of Mexmaken.

To obtain the 90% ownership interest, the Company issued 7,500,000 common shares with a fair value of $1,312,500 to the shareholders of Mexmaken. As part of the acquisition of Mexmaken, the Company also issued common shares to a related party, who was a controlling shareholder of Mexmaken.

The Company determined that the acquisition of Mexmaken constituted a business combination as Mexmaken has inputs, processes and outputs. As such the Company applied the acquisition method of accounting. As part of the acquisition of Mexmaken, the Company acquired Mexmaken's MLA, which was recorded as an intangible asset.

The following table presents the allocation of the purchase price to the assets acquired and liabilities assumed based on their estimated fair values, which is the same as the carrying values, at the date of acquisition and resulting goodwill:

$
Fair value of common shares issued	1,312,500
Total consideration	1,312,500

Assets acquired:
Cash	18,436
Amounts receivable and prepaid expenses	20,463
Construction in progress	91,339
Furniture and equipment	2,741
Intangible assets	428,000
Goodwill	1,315,258

Less: liabilities assumed
Accounts payable	(356,404)
Deferred income tax liability	(61,500)

Net assets of Mexmaken	1,458,333
Net assets attributed to non-controlling interest	(145,833)
Net assets acquired	1,312,500

As at December 31, 2018, the Company completed an impairment analysis in accordance with IAS 36, Impairment of Assets, and determined that the carrying value of the Mexmaken CGU exceeded its fair value based on its value in use. As a result, the Company recognized impairment of $2,132,942, including $1,315,258 of goodwill, $461,597 of property and equipment, $417,587 of intangible asset, and recorded a recovery of deferred income taxes of $61,500.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements As at September 30, 2021 and 2020 (Expressed in Canadian Dollars)

9. NON-CONTROLLING INTEREST (NCI)

The following table presents the summarized financial information for Evolution, TCTS and Mexmaken, the Company's subsidiaries which have NCI's. This information represents amounts before intercompany eliminations.

	September 30, 2021	September 30, 2020
	$	$
Current assets	1,027,731	1,015,432
Non-current assets	1,788,857	5,060,766
Current liabilities	11,112,406	12,952,024
Non-current liabilities	305,134	745,380
Revenues for the year ended	1,600,729	405,683
Net loss for the year ended	(3,039,851)	(1,252,380)

The net change in non-controlling interest is as follows:	Total $
Balance, December 31, 2019	(3,357,287)
Share of loss for the year	(1,309,672)
Currency translation adjustment	134,502
Balance, December 31, 2020	(4,532,456)
Share of loss for the period	(301,082)
Currency translation adjustment	188,760
Balance, March 31, 2021	(4,644,778)
Share of loss for the period	(225,265)
Currency translation adjustment	95,927
Balance, June 30, 2021	(4,774,117)
Change in ownership interest	1,525,196
Share of loss for the period	280,152
Currency translation adjustment	(216,065)
Balance, September 30, 2021	(3,184,833)

As of September 30, 2021, the Company held a 50% ownership in TCTS, 90% ownership in Mexmaken and 91.25% ownership in Evolution with 1,751,233, ($13,634) and $1,447,234 NCI balance, respectively.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements As at September 30, 2021 and 2020 (Expressed in Canadian Dollars)

10. INTANGIBLE ASSETS

Master lease agreements
$
Cost
Balance, December 31, 2018, 2019 and 2020	1,982,354

Accumulated amortization
Balance, December 31, 2018	138,765
Additions	240,861
Balance, December 31, 2019	379,626
Additions	245,070
Balance, December 31, 2020	624,696
Additions	55,247
Balance, March 31, 2021	679,943
Additions	55,247
Balance, June 30, 2021	735,190
Additions	55,247
Balance, September 30, 2021	790,437

Net book value
December 31, 2019	1,602,728
December 31, 2020	1,357,658
March 31, 2021	1,302,411
June 30, 2021	1,247,164
September 30, 2021	1,191,917

11. PROPERTY AND EQUIPMENT

During the period ended September 30, 2021, June 30, 2021 and March 31, 2021, due primarily to the cancellation of tenant lease agreements, an indicator of impairment existed resulting in a test of recoverable amount of the assets and recognition of an impairment loss of $18,253, $232,398 and $111,069, respectively. A value in use calculation is not applicable as the Company does not have any expected cash flows from using the assets. In estimating the fair value less costs of disposal, management did not have observable or unobservable inputs to estimate the recoverable amount greater than $nil. As this valuation technique requires management's judgment and estimates of the recoverable amount, it is classified within Level 3 of the fair value hierarchy.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements As at September 30, 2021 and 2020 (Expressed in Canadian Dollars)

11. PROPERTY AND EQUIPMENT (CONTINUED)

	Towers	Construction in progress	Furniture and equipment	Total
Cost

Balance, December 31, 2019	8,646,258	485,220	381,408	9,512,886
Monetary adjustment for hyperinflationary economy	701,648	644,005	(101,325)	1,244,328
Additions	-	2,502,896	35,722	2,538,618
Transfer from CIP to towers	1,574,686	(1,574,686)	-	-
Reclassification to assets held for sale	-	(30,967)	-	(30,967)
Towers sold	(3,888,708)	-	-	(3,888,708)
Impaired/cancelled towers/equipment	-	(416,588)	(24,704)	(441,292)
Foreign exchange movement	(1,518,126)	(15,623)	(79,364)	(1,613,113)

Balance, December 31, 2020	5,515,758	1,594,257	211,737	7,321,752
Monetary adjustment for hyperinflationary economy	-	-	-	-
Additions	1,976,588	7,421,284	23,809	9,421,681
Transfer from CIP to towers	6,491,524	(6,491,524)	-	-
Towers sold	(2,967,010)	(538,045)	(11,798)	(3,516,853)
Impaired/cancelled towers/equipment	-	(332,062)	-	(332,062)
NIIF 11 Commerk	(6,059,226)		-	(6,059,226)
Foreign exchange movement	(713,374)	(276,679)	(11,667)	(1,001,720)

Balance, September 30, 2021	4,244,260	1,377,231	212,082	5,833,572
Accumulated Amortization

Balance, December 31, 2019	741,248	-	39,592	780,840
Monetary adjustment for hyperinflationary economy	116,704	-	6,292	122,996
Additions	708,546	-	44,283	752,829
Reclassification to assets held for sale	(322,512)	-	(9,730)	(332,242)
Foreign exchange movement	(165,439)	-	(12,360)	(177,799)

Balance, December 31, 2020	1,078,547	-	68,077	1,146,624
Monetary adjustment for hyperinflationary economy	-	-	-	-
Additions	719,228	-	20,591	739,819
Tower sold	(832,842)	-	(8,302)	(841,144)
Foreign exchange movement	(140,778)	-	(5,657)	(146,435)

Balance, September 30, 2021	824,155	-	74,709	898,864
Net book value
December 31, 2020	4,437,211	1,594,257	143,660	6,175,128
September 30, 2021	3,420,105	1,377,231	137,372	4,934,708

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements As at September 30, 2021 and 2020 (Expressed in Canadian Dollars)

12. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

The Company has a lease agreement for its land lease. The continuity of the ROU asset and lease liability for the period ended September 31, 2021 is as follows:

Right-of-use asset
As at December 31, 2018	$1,374,800
Additions	1,721,936
Depreciation	(317,208)
Impact of foreign exchange	(370,602)
Monetary adjustment for hyperinflationary economy	297,442
As at December 31, 2019	$2,706,368
Additions	702,473
Cancellation	(1,086,971)
Depreciation	(262,540)
Impact of foreign exchange	(375,830)
Monetary adjustment for hyperinflationary economy	201,933
As at December 31, 2020	$1,885,433
Additions	151,958
Cancellation	-
Depreciation	(49,954)
Impact of foreign exchange	(168,597)
Monetary adjustment for hyperinflationary economy	-
As at March 31, 2021	$1,818,840
Additions	2,018,071
Cancellation	-
Depreciation	(122,511)
Impact of foreign exchange	(59,564)
Monetary adjustment for hyperinflationary economy
As at June 30, 2021	$3,654,835
Additions	1,128,107
Cancellation	(650,407)
Depreciation	(108,102)
Impact of foreign exchange	7,432
Monetary adjustment for hyperinflationary economy	-
As at September 30, 2021	$4,031,867

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements As at September 30, 2021 and 2020 (Expressed in Canadian Dollars)

Lease liability
As at December 31, 2018	$1,374,800
Additions	1,721,936
Lease payments	(570,512)
Lease interest	488,484
Impact of foreign exchange	(311,579)
As at December 31, 2019	$2,703,129
Additions	702,473
Cancellation	(1,199,643)
Lease payments	(553,130)
Lease interest	374,216
Impact of foreign exchange	(341,367)
As at December 31, 2020	$1,685,678
Additions	151,958
Cancellation	-
Lease payments	(208,934)
Lease interest	88,490
Impact of foreign exchange	(150,685)
As at March 31, 2021	$1,566,506
Additions	2,016,855
Cancellation	-
Lease payments	(264,945)
Lease interest	137,691
Impact of foreign exchange	(49,577)
As at June 30, 2021	3,406,530
Additions	1,128,107
Cancellation	(516,369)
Lease payments	(287,398)
Lease interest	150,033
Impact of foreign exchange	7,741
As at September 30, 2021	3,888,642
Current portion	$180,308
Long-term portion	3,708,335
$3,888,643

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements As at September 30, 2021 and 2020 (Expressed in Canadian Dollars)

13. ASSETS HELD FOR SALE

During the Q3 2021 the company sold the remaining towers in Argentina. The total assets were sold for $513,320, that includes the remaining balance that the company had as asset held for sale.

During the Q2 2021 the company didn't sell any tower. The remaining balance includes the net book value less cost to sell ($21,551).

During the Q1 2021 the company sold one tower in Argentina related to the asset purchase agreement from 2020, the asset was sold for $11,610 in Argentina. The remaining balance includes the net book value less cost to sell ($22,847).

During the year ended December 31, 2020, the Company entered into an asset purchase agreement  with a third party whereby the Company agreed to sell certain towers in Argentina. The sale was not completed as of December 31, 2020, and accordingly the Company has reclassified the towers from property and equipment to assets held for sale on the consolidated statement of financial position. The carrying value reported represents the lower of the net book value and fair value less costs to sell. Subsequent to year ended December 31, 2020, the Company sold the assets held for sale towers of $30,967 for $36,961.

During the year ended December 31, 2019, the Company entered into an asset purchase agreement  with a third party whereby the Company agreed to sell certain towers in Argentina. The sale was not completed as of December 31, 2019, and accordingly the Company has reclassified the towers from property and equipment to assets held for sale on the consolidated statement of financial position. The carrying value reported represents the lower of the net book value and fair value less costs to sell. Subsequent to year ended December 31, 2019, the Company sold the assets held for sale towers of $751,726 for proceeds of $1,204,942.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements As at September 30, 2021 and 2020 (Expressed in Canadian Dollars)

14. CONVERTIBLE DEBENTURES

June 2018 Convertible Debenture

In June 2018, the Company issued secured convertible debentures to a third party for gross proceeds of $1,000,000 under the following terms:

  A term of one year;
  An interest rate of 1% per month, payable monthly; and
  Convertible into common shares of the Company at $0.20 per common share, subject to adjustment in certain events.

In connection with the convertible debentures, the Company also issued 5,000,000 share purchase warrants to the holders exercisable at a price of $0.25 per common share for a period of one year. The Company also incurred cash debt issuance costs of $76,791.

In November 2018, the terms of these convertible debentures were modified as follows:

  The conversion price was reduced to $0.10 per common share;
  The expiry date of the original warrants was extended to November 13, 2019;
  The exercise price of the share purchase warrants was reduced to $0.125 per common share; and
  The Company issued 5,000,000 additional share purchase warrants to the purchasers exercisable at a price of $0.125 per common share, subject to certain adjustments in certain events with an expiry date of November 13, 2019.

The convertible debentures are secured against the assets of the Company and its subsidiaries pursuant to the terms of a general security agreement of the Company issued in favor of the holders.

November 2018 Convertible Debenture

In November 2018, the Company issued secured convertible debentures to a third party for gross proceeds of $500,000 under the following terms:

  A term of seven months;
  An interest rate of 1% per month, payable monthly; and
  Convertible into common shares of the Company at $0.10 per common share, until June 12, 2019, subject to adjustments in certain events.

In connection with the convertible debentures, the Company also issued 5,000,000 share purchase warrants to the purchasers exercisable at a price of $0.125 per common share for a period of one year until November 13, 2019. The Company also incurred cash debt issuance costs of $46,295.

The convertible debentures are secured against the assets of the Company and its subsidiaries pursuant to the terms of a general security agreement of the Company issued in favor of the holders.

For accounting purposes, the convertible debentures are separated into their liability and equity components using the residual method. The fair value of the liability component at the time of issue was determined based on an estimated discount rate of 17% for debentures. The value of the equity component was determined as the difference between the face value of the convertible debenture and the fair value of the liability component. After initial recognition the liability component is carried on an amortized cost basis and is accreted to its face value over the term to maturity of the convertible debentures at the effective rate of 25%.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements As at September 30, 2021 and 2020 (Expressed in Canadian Dollars)

14. CONVERTIBLE DEBENTURES (CONTINUED)

During the year ended December 31, 2018, the Company determined the fair value of the equity component of the convertible debentures to be $53,583, offset by transaction costs of $4,397 and a deferred tax liability of $46,513.

June 2019

In June 2019, the Company repaid $750,000 of the convertible debentures and extended the term with the existing lenders to November 2019.

In consideration for the extension of financing terms with existing lenders, the Company reached an agreement with such lenders to amend existing warrants (the "Amended Warrants") that were issued to such lenders on (i) June 12, 2018 (as previously amended on November 13, 2018) and (ii) November 13, 2018. The Amended Warrants were amended as follows:

  The exercise price of the Amended Warrants was amended from $0.125 to $0.09; and
  The expiry date of the Amended Warrants was extended from November 13, 2019 to November 13, 2020.

Concurrent with the Amended Warrants, the Company also issued new common share purchase warrants (the "New Warrants") to each holder of the Amended Warrants, resulting in an aggregate of 15,000,000 New Warrants being issued. Each New Warrant entitles the holder thereof to acquire one common share of the Company at an exercise price of $0.09 per common share, with each New Warrant set to expire on November 13, 2020. The fair value of the New Warrants is $287,272.

The fair value of the share purchase warrants was calculated using the Black-Scholes model and the following weighted average assumptions:

Share price at date of grant	$0.08
Exercise price	$0.09
Expected life	1.42 years
Expected volatility	58.15%
Risk free interest rate	1.49%
Expected dividend yield	0%
Expected forfeiture rate	0%

The Company has the right to repurchase all of the Amended Warrants and New Warrants for $300,000 in aggregate at any time before their respective expiry dates.

The amendment of the convertible debenture was deemed to be an extinguishment of the original liabilities. As such, the equity portion of the original convertible debentures of $2,673 was derecognized and the Amended Warrants were revalued at the extinguishment date using the Black-Scholes model and the weighted average assumptions disclosed above. The fair value of the Amended Warrants at the date of extinguishment was determined to be $287,623. Consequently, $572,222 was recorded as a loss on extinguishment to contributed surplus.

September 2019

In September 2019, the Company further extended the term with the existing lenders to December 2019.

In consideration for the extension of financing terms with existing lenders, the Company reached an agreement with such lenders to pay a 10% penalty on the total outstanding amounts of the principal. During the year ended December 31, 2019, the Company paid the penalty of $75,000 and recorded the penalty as interest expense in the consolidated statement of comprehensive loss.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements As at September 30, 2021 and 2020 (Expressed in Canadian Dollars)

14.  CONVERTIBLE DEBENTURES (CONTINUED)

December 2019

In December 2019, the Company further extended the term with the existing lenders to February 2020.

In consideration for the extension of financing terms with existing lenders, the Company reached an agreement with such lenders to pay a 1% penalty on the total outstanding amounts of the principal, as well as an additional 2% penalty on the total outstanding amounts of the principal to be added to the principal if the outstanding amounts are not repaid by January 14, 2020.

During the year ended December 31, 2019, the Company paid the penalty of $7,500 and recorded the penalty as interest expense in the consolidated statement of comprehensive loss.

March 2020

In March 2020, the Company further extended the term with the existing lenders to June 2020.

In consideration for the extension of financing terms with existing lenders, the Company reached an agreement with such lenders to pay a penalty to be satisfied by issuing 714,286 common shares.

During the year ended December 31, 2020, the Company issued the 714,286 common shares, with a fair value of $24,286, and recorded the penalty as interest expense in the consolidated statement of comprehensive loss.

June 2020

In June 2020, the Company repaid the convertible debenture balance of $745,000 in full.

With this repayment, the Company repaid in full the convertible debenture loan balance and discharged the security interest associated with the loan.

A reconciliation of the convertible debentures is as follows:

Balance at December 31, 2018	$1,387,624
Cash items
Repayment of convertible debt	(750,000)
Non-cash items
Accreted interest	107,376
Extinguishment of debt	(745,000)
Issuance of debt	745,000
Balance at December 31, 2019	$745,000
Cash items
Repayment of convertible debt	(745,000)
Balance at December 31, 2020	$-

During the year ended December 31, 2020, the Company has incurred interest expense of $19,280 (2019 - $127,500; 2018 - $71,836) on the convertible debentures, of which $nil (2019 - $15,000) remains payable and has been recorded within interest payable on the consolidated statement of financial position.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements As at September 30, 2021 and 2020 (Expressed in Canadian Dollars)

15. LOANS PAYABLE

During the period ended September 30, 2021, the loans payable are summarized as follows:

Sep 30,	December 31,
2021	2020	Currency	Terms
CAD $	CAD $
1,443,490	1,505,038	USD	Unsecured, due on demand
8,919,689	1,817,141	Colombian Pesos	Secured, due on Sep 2030
51,338	79,567	Colombian Pesos	Unsecured, repayable monthly until May 2023
109,766	150,984	Colombian Pesos	Unsecured, repayable monthly until December 2023
132,502	-	Colombian Pesos	Unsecured, due on demand
-	31,857	Argentine Pesos	Unsecured, due on demand
121,221	-	Mexican Pesos	Unsecured, due January 2020
10,778,006	3,584,587

1,754,693	3,440,732	Current portion of loans payable
9,023,312	143,855	Long term portion of loans payable
10,778,006	3,584,587

During the year ended September 30, 2021, the interest rates on the loans payable ranged from 0% to 18%.

During the quarter ended September 30, 2021, the Company has incurred interest expense of $65,757 (US$ 51,492) (2020 - $47,573) on the loans payable. As of September 30, 2021 $144,878 (US$113,953) (2020 - $95,320) remains payable and has been recorded within interest payable on the consolidated statement of financial position.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements As at September 30, 2021 and 2020 (Expressed in Canadian Dollars)

16. BONDS PAYABLE

During the year ended December 31, 2019, the Company issued a total of 9,880 (2018 - 9,663) bonds at a price of $100 each for gross proceeds of $988,000 (2018 - $966,300). The bonds are secured against all present and after-acquired personal property of the Company, incur interest at a rate of 10% paid monthly, and mature September 21, 2021. In connection with the issuance of bonds, the Company paid cash debt issuance costs to an agent of $128,440 and issued 921,780 share purchase warrants to the agent with a fair value of $33,545. The share purchase warrants are exercisable at prices ranging from $0.08 to $0.14 per common share for a period of two years. No bonds were issued in 2020.

The fair value of the share purchase warrants was calculated using the Black-Scholes model using the following weighted average assumptions:

	2021	2020	2019
Share price at date of grant	-	-	$0.09
Exercise price	-	-	$0.09
Expected life	-	-	2 years
Expected volatility	-	-	76.65%
Risk free interest rate	-	-	1.68%
Expected dividend yield	-	-	0%
Expected forfeiture rate	-	-	0%

The cash debt issuance costs and fair value of the share purchase warrants were applied against the carrying value of the bond. During the period ended September 30, 2021, the Company recorded an amortization expense related to the debt issuance costs of $23,850.

As at September 30, 2021, the carrying value of the bonds are $1,793,600 (2020 - $1,787,351). During the year ended September 30, 2021, the Company has incurred interest expense of $49,153 (2020 - $49,261) on the bonds payable, of which $0 (2020 - $0) remains payable and has been recorded within interest payable on the consolidated statement of financial position.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements As at September 30, 2021 and 2020 (Expressed in Canadian Dollars)

17. RELATED PARTY TRANSACTIONS AND BALANCES

Loans payable to related parties include loans and advances received from related individuals and companies related to directors and officers of the Company. As at September 30, 2021 and December 31 2020, the Company has the following loan balances with related parties:

Sep 30, 2021	Dec 31, 2020	Currency	Rate	Terms
CAD $	CAD $		%
1,115,476	3,839,459	USD	12% -18%	Unsecured, due on demand
-	18,546	Colombian Pesos	0%	Unsecured, due on demand
-	12,743	Argentine Pesos	18%	Unsecured, due on demand
1,115,476	3,870,748

In connection with certain related party loans, the Company incurred monthly penalty fees of 10% until June 30, 2018 once the loans reached their initial maturity dates. During the year ended December 31, 2018, the Company paid finance expenses of $528,132 (US$407,500) in connection with these monthly penalties.

As at December 31, 2018, the Company had advanced $224,976 to related parties in connection with costs to be incurred on behalf of the Company. This amount was included within other receivables on the consolidated statement of financial position. The amounts advanced are unsecured, non-interest bearing and due on demand. During the year ended December 31, 2019, the Company deemed these amounts to be uncollectable and wrote off the balance.

During the period ended September 30, 2021, the Company has incurred interest expense of $73,598 (US$58,636) (2020 -$272,314) in connection with the related party loans noted above. As at September 30, 2021, $194,175 of unpaid interest and loan penalties have been included within interest payable on the consolidated statement of financial position.

January 2019

In January 2019, the Company renegotiated the loans with three of the related party lenders to extend the maturity date of the loans.

In consideration for the extension of the maturity date of the loans, the Company agreed to incur total penalties of $212,312 (US$160,000) which were added to the principal balance of the loans. In addition, the Company agreed to add the interest accrued as of the date of renegotiation of $539,236 (US$395,259)    to the principal balance of the loans. The renegotiation of the loans was deemed to be an extinguishment of the original liabilities and $212,312 was recorded as a loss on extinguishment.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements As at September 30, 2021 and 2020 (Expressed in Canadian Dollars)

17. RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

September 2019

In September 2019, the Company consolidated loan balances with certain related party lenders and extended the maturity date of these amounts to March 30, 2020.

In consideration for the extension of the maturity date of the loans, the Company agreed to issue 2,381,301 share purchase warrants to the holderswith a fair value of $180,714. The share purchase warrants are exercisable at a price of $0.09 per common share for a period of five years. As at March 31, 2021, these warrants have not yet been issued. The fair value of the obligation to issue the share purchase warrants was calculated using the Black-Scholes model and the following weighted average assumptions:

Share price at date of grant	$0.08
Exercise price	$0.09
Expected life	5 years
Expected volatility	174.99%
Risk free interest rate	1.49%
Expected dividend yield	0%
Expected forfeiture rate	0%

The consolidation of the loans and the issuance of the warrants was deemed to be an extinguishment of the original liabilities and $180,714 was recorded as a loss on extinguishment.

Key management personnel receive compensation in the form of short-term employee benefits, share-based compensation, and post-employment benefits. Key management personnel include the Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer. The remuneration of key management is as follows (expressed in USD):

	Nine Months period ended
	September 30,2021	September 30, 2020
	$	$
Consulting fees paid to the CEO	198,000	198,000
Consulting fees paid to the COO	153,000	153,000
Consulting fees paid to the CFO	17,000	153,000
	368,000	504,000

The remuneration of the CEO/COO/CFO are included in professional fees and consulting in the consolidated statements of comprehensive loss.

During the year ended December 31, 2018 the Company granted stock options to directors and officers resulting in share-based compensation of $1,913,692.

As at September 30, 2021, $328,224 (September 2020 -326,100) of related party payables are included in accounts payable and accrued liabilities in the consolidated statement of financial position.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements As at September 30, 2021 and 2020 (Expressed in Canadian Dollars)

18. SHARE CAPITAL

a) Authorized:

 Unlimited Class A common shares without par value

1,500,000 Class B Series I preferred shares without par value

1,000,000 Class B Series II preferred shares without par value

As at December 31, 2020 and 2019, there were no preferred shares outstanding.

b) Issued and outstanding:

 During the year ended December 31, 2020:

  On April 30, 2020, the Company issued 714,286 common shares as a penalty to the holders of the convertible debentures, with a fair value of $24,286. The fair value of the penalty was not readily determinable, as such, the common shares were valued at the fair value of common shares on grant date.

No shares were issued during the year ended December 31, 2019.

During the year ended December 31, 2018:

  On April 3, 2018, the Company issued 7,500,000 common shares for acquisition Mexmaken as described in Note 7.
  On April 3, 2018, the Company issued 780,000 common shares to the parent of the CEO for interest payment of $156,000 (USD$120,000).
  The Company issued 50,000 common shares pursuant to the exercise of the conversion option of certain convertible debentures as described in Note 14.
  The Company issued 5,600,000 common shares for gross proceeds of $1,260,000 pursuant to the exercise of stock options. In connection with the exercise of stock options, $1,200,301 was transferred from contributed surplus to share capital.
  The Company issued 525,690 units for services with a fair value of $110,395. Each unit is comprised of one common share and one share purchase warrant exercisable for one common share at an exercise price of $0.25 for a period of six months. The fair value of the services received was not readily determinable, as such, the common shares were valued at the fair value of common shares on grant date. No value has been allocated to the warrants.
  The Company issued 142,857 units for the subscriptions received in 2017 in the amount of $30,000. Each unit has the same term as above. Each unit is comprised of one common share and one share purchase warrant exercisable for one common share at an exercise price of $0.25 for a period of six months.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements As at September 30, 2021 and 2020 (Expressed in Canadian Dollars)

18. SHARE CAPITAL (CONTINUED)

b) Issued and outstanding (continued):

  On January 8, 2018, the Company extended the expiry date of existing warrants from January 12, 2018 to July 21, 2018. The modification of warrants incurred a share-based compensation of $10,410. The Company also announced warrant price reduction and exercise incentive program. Under the incentive program, the exercise price of all the warrants reduced to $0.25 if exercised prior to March 30, 2018, which was further extended to April 6, 2018. One Incentive Warrant was granted for each warrant exercised. Each Incentive Warrant was exercisable to acquire one common share at a price of $0.40 for six months. The Company engaged an agent to provide services in connection with the incentive program. The Company issued the agent such number of new warrants as was equal to 8% of the exercised warrants in this program, entitling the agent to acquire units of the Company at an exercise price of $0.25 per unit, with each unit being comprised of one common share and one non-transferable share purchase warrants entitling the agent to acquire an additional common share of the Company at a price of $0.40 per share for one year.

8,665,201 warrants were exercised under this program and consequently, 8,665,201 Incentive Warrants were issued. The Company received proceeds of $2,166,300 for the exercise of warrants.

c) Escrowed Shares:

(i) Pursuant to an escrow agreement dated January 26, 2017, the 30,000,000 common shares issued pursuant to the acquisition of TCTS (Note 5) are subject to escrow restrictions. The escrow shares will be released based on certain performance conditions. During the year ended December 31, 2020, the escrow shares were released upon achieving the performance obligations. As at December 31, 2020, no common shares remain in escrow (2019 - 30,000,000 common shares).

(ii) In addition, pursuant to an Assignment Agreement from 2017, 500,000 common shares issued to Rojo Resources Ltd. are subject to escrow restrictions. These escrow shares will be released 10% on the issuance date, with the remaining to be released 15% every six months. As of December 31, 2020, there are no common shares remaining in escrow (2019 - 75,000 common shares).

d) Warrants:

On January 8, 2018, the Company modified the expiry date of all existing warrants to July 21, 2018. Share-based compensation of $10,410 was recorded on the agents warrants, based on the following assumptions:

Exercise price	$0.40
Expected life	0.5 years
Expected volatility	81%
Risk free interest rate	1.32%
Expected dividend yield	0%
Expected forfeiture rate	0%

During the year ended December 31, 2020, a total of 31,293,653 warrants expired unexercised. Upon expiry of the warrants, $597,632 was reversed from contributed surplus to deficit.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements As at September 30, 2021 and 2020 (Expressed in Canadian Dollars)

18. SHARE CAPITAL (CONTINUED)

d) Warrants (continued)

A continuity of warrants for the period ended September 30, 2021 and years ended December 31, 2020 and 2019 is as follows:

	Number	Weighted average exercise price
		$
Balance, December 31, 2018	16,290,573	0.12
Granted	15,924,860	0.09

Balance, December 31, 2019	32,215,433	0.11
Expired	(31,293,653)	0.11
Balance, December 31, 2020	921,780	0.09
Granted	-	-
Balance, September 30, 2021	921,780	0,09

The following table summarizes the share purchase warrants outstanding and exercisable as at September 30, 2021:

Number of warrants outstanding	Exercise price $	Expiry date
921,780	0.09	October 1, 2021

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements As at September 30, 2021 and 2020 (Expressed in Canadian Dollars)

18. SHARE CAPITAL (CONTINUED)

e) Stock options

The Company has established a stock option plan for directors, employees, and consultants. Under the Company's stock option plan, the exercise price of each option is determined by the Board, subject to the Discounted Market Price policies of the Canadian Stock Exchange. The aggregate number of shares issuable pursuant to options granted under the plan is limited to 10% of the Company's issued shares at the time the options are granted. The aggregate number of options granted to any one optionee in a 12-month period is limited to 5% of the issued shares of the Company.

There were no stock options granted during the period ended September 30, 2021. During the year ended December 31, 2018, the Company granted stock options to certain directors, officers and consultants of the Company. The weighted average fair value of the stock options during the year ended December 31, 2018 was determined to be $1.50 using the Black-Scholes option pricing model. The following weighted average assumptions were used for the calculation:

	2021	2020	2018
Share price at grant date	-	-	$0.22
Exercise price	-	-	$0.23
Expected life (in years)	-	-	5
Expected volatility	-	-	202%
Risk free interest rate	-	-	2.07%
Expected dividend yield	-	-	0%
Expected forfeiture rate	-	-	0%

A continuity of stock options for the period ended September 30, 2021 and years ended December 31,2020 and 2019 is as follows:

	Number	Weighted average exercise price
		$
Balance, December 31, 2019, 2020 and September 30 2021	1,275,000	0.30

As at September 30, 2021, the following stock options were outstanding and exercisable:

Options Outstanding	Options exercisable	Exercise price	Remaining life (years)	Expiry Date
		$
325,000	325,000	0.45	1.21	March 17, 2022
950,000	950,000	0.25	2.13	February 17, 2023
1,275,000	1,275,000	0.30	1.90

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements As at September 30, 2021 and 2020 (Expressed in Canadian Dollars)

18. CAPITAL DISCLOSURE

The Company manages its shareholders' deficiency, loans and convertible debts as capital. The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern in order to pursue the development of its assets and to maintain a flexible capital structure which optimizes the cost of capital at an acceptable risk. The Company manages the capital structure and adjusts it considering changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt or acquire or dispose of assets. In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. As at September 30, 2021, the shareholders' deficiency was $ 27,580,334 (2020 - $25,492,478). The Company is not subject to any externally imposed capital requirements. The Company did not change its approach to capital management during the year ended September 30, 2021.

19. FINANCIAL INSTRUMENTS AND RISK

As at September 30, 2021, the Company's financial instruments consist of cash, amounts receivable, accounts payable and accrued liabilities, customer deposits, interest payable, convertible debentures, loans payable, loans from related parties, bonds payable and lease liabilities.

The Company provides information about financial instruments that are measured at fair value, grouped into Level 1 to 3 based on the degree to which the inputs used to determine the fair value are observable.

a. Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.

b. Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.

c. Level 3 fair value measurements are those derived from valuation techniques that include inputs that are not based on observable market data.

Cash is measured using level 1 fair value inputs. The carrying values of the amounts receivable, accounts payable and accrued liabilities, customer deposits, interest payable, convertible debentures and loans from related parties approximate their fair values because of the short-term nature of these instruments. The bond payable, loan payable and lease liabilities is classified as level 3.

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. To minimize the credit risk the Company places cash with a high credit quality financial institution.

With respect to its accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to date have been within management's expectations. The Company's credit risk with respect to accounts receivable and maximum exposure thereto is $ 2,505,663 (2020 - $510,886). Accounts receivable are shown net of provision of credit losses of $ 79,817 (2020 - $127,053).

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements As at September 30, 2021 and 2020 (Expressed in Canadian Dollars)

19. FINANCIAL INSTRUMENTS AND RISK (CONTINUED)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company's objective in managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Company uses cash to settle its financial obligations as they fall due. The ability to do this relies on the Company's ability to collect its revenue in a timely manner, continuous support from shareholders and investors and maintain sufficient cash on hand. To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, the Board of Directors considers securing additional funds through issuances of equity and debt or partnering transactions.

The Company monitors its risk of shortage of funds by monitoring the maturity dates of existing trade and other accounts payable. The following table summarizes the maturities of the Company's financial liabilities as at September 30, 2021 based on the undiscounted contractual cash flows:

	Carrying amount	Contractual cash flows	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
	$	$	$	$	$	$
Accounts payable and accrued liabilities	5,829,966	5,829,966	5,829,966	-	-	-
Interest payable	378,962	378,962	61,048	-	25,103	292,811
Loans payable	10,778,006	10,778,006	598,989	121,221	1,740,267	8,317,529
Loans from related parties	1,115,476	1,115,476	1,115,476	-	-	-
Bonds payable	1,793,600	1,793,600	1,793,600	-	-	-
Lease liability	3,888,643	8,436,120	668,184	2,171,849	1,322,092	4,273,995
Total	23,784,652	28,332,129	10,067,263	2,293,070	3,087,462	12,884,334

The Company has a working capital deficiency as of September 30, 2021 of $9,428,216. Customer deposits consist of funds received from customers in advance of towers sold. As of September 30, 2021, the Company received $5,295,628 (2020 - $5,829,708) in customer deposits.

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements As at September 30, 2021 and 2020 (Expressed in Canadian Dollars)

19. FINANCIAL INSTRUMENTS AND RISK (CONTINUED)

At Sep 30, 2021, the Company had the following financial instruments denominated in foreign currencies:

	Argentina Pesos	Colombian Pesos	Mexican Pesos	United States Dollars	Total
	$	$	$	$	$
Cash	68,860	395,539	15,798	329	480,527
Amounts receivable	454,896	4,013,979	351,690	689	4,821,254
Accounts payable and accrued liabilities	(92,506)	(3,176,901)	(626,872)	(176,038)	(4,072,316)
Customer deposits	-	(4,811,186)	(484,443)	-	(5,295,628)
Interest payable	-	(318,014)	-	-	(318,014)
Lease liability	-	(3,800,030)	(88,612)	-	(3,888,643)
Loans payable	-	(9,213,295)	(121,221)	-	(9,334,516)
Loans from related parties	-	-	-	-	-
Net	431,251	(16,909,907)	(953,659)	(175,020)	(17,607,336)

Interest Rate Risk

Interest rate risk is the risk that future cash flows of the Company's assets and liabilities can change due to a change in interest rates. Loans payable have a fixed interest rate between 6,2% and 18%, and cash earns interest at a nominal rate. The Company is not exposed to significant interest rate risk.

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

20. ECONOMIC DEPENDENCE

For the period ended September 30, 2021, 73% of total revenues were generated with five customers (June 30, 2021 - 82% with five major customers). The loss of one or more of these customers could have a material adverse effect on the Company's financial position and results of operations.

September 30, 2021
Customer A	$497,952
Customer B	$261,576
Customer C	$255,763
Customer D	$239,619
Customer E	$236,932

June 30, 2021
Customer A	$173,291
Customer B	$94,915
Customer C	$94,668
Customer D	$99,035
Customer E	$86,323

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements As at September 30, 2021 and 2020 (Expressed in Canadian Dollars)

21. SEGMENTED INFORMATION

The Company has three operating segments, which are the locations in which the Company operates. The reportable segments are the Company's Argentinian, Colombian, American and Mexican operations. A breakdown of revenues, short-term assets, long-term assets and net income for    each reportable segment as at and for the period ended September 30, 2021 and December 2020 is reported below.

	Argentina	Colombia	Mexico	United States of America	Other	Total
	$	$	$	$	$	$
September 30, 2021:
Current assets	645,381	6,146,696	382,361	1,160	200,481	7,376,079
Property and equipment	15,997	3,752,791	1,566,474	41,662	(442,216)	4,934,708
Other non-current assets	-	3,867,532	164,334	-	1,191,917	5,223,784
Total assets	661,378	13,767,019	2,113,169	42,822	950,183	17,534,570
Revenues:
Tower rental revenue	549,242	1,380,833	101,636	-	-	2,031,711
Service revenue	-	-	-	-	2,182,516	2,182,516
Sales revenue	513,320	925,683	436,531	-	-	1,875,534
Total revenues	1,062,562	2,306,516	538,167	-	2,182,516	6,089,761
Net income (loss)	(3,150,493)	777,279	17,950	17,609	1,233,792	(1,103,864)

	Argentina	Colombia	Mexico	United States of America	Other	Total
	$	$	$	$	$	$
December 31, 2020:
Current assets	679,144	448,193	465,316	1,938	96,650	1,691,241
Property and equipment	2,680,675	2,989,580	437,596	51,278	15,999	6,175,128
Other non-current assets	773,279	976,278	135,876	-	1,357,658	3,243,091
Total assets	4,133,098	4,414,051	1,038,787	53,216	1,470,307	11,109,460
Revenues:
Tower rental revenue	945,647	550,418	278,281	-	-	1,774,346
Service revenue	-	-	-	346,317	626,319	972,636
Sales revenue	1,244,773	14,439	5,119,888	-	-	6,379,100
Total revenues	2,190,420	564,857	5,398,169	346,317	626,319	9,126,082
Net income (loss)	(2,388,551)	328,258	1,078,190	1,261,084	(3,953,285)	(3,674,304)

TOWER ONE WIRELESS CORP. Notes to Consolidated Financial Statements As at September 30, 2021 and 2020 (Expressed in Canadian Dollars)

22. SUPPLEMENTAL CASH FLOW INFORMATION

	Nine Months ended
	September 30, 2021	September 30, 2020
	$	$
Changes in non-cash working capital items:
Amounts receivable	(1,109,531)	654,373
Prepaid expenses and deposits	(657,312)	(38,189)
Payroll and Social Security Taxes	(299)	-
Tax Credit	(83,018)	-
Deferred Cost	(849,422)	-
Employee Advances	(21,639)	-
Advances and Deposits	-	-
Advances to suppliers	(2,448,211)	-
Other receivable	-	-
WIP	-	112,903
Other Assets	(129,130)	-
Assets held for sale	30,967	751.726
Guarantee Deposits	12	-
Accounts payable and accrued liabilities	1,461,684	(22,801)
Interest payable	(271,316)	421,076
Deferred revenue	(278,443)	(45,154)
Customer deposits Other liabilities	(325,679) -	(1,860,271) -
Income tax payable	(154,925)	-
	(4,836,263)	(26,338)

23. LEGAL DISCLOSURE

The cities of Quilmes, Bolivar and San Rafael filed claims against Evolution for dismantling towers in the respective cities. Quilmes is claiming a fine of $29,780 (1,489,005 Argentine Pesos). The fines have been accrued by the Company.      The outcome of these legal proceeding cannot be determined at December 31, 2020 and no additional amounts have been accrued.

24. SUBSEQUENT EVENTS

The following events occurred subsequent to September 30, 2021,

  During October 2021, the Company entered a new financing agreement with an international financial institution, this new loan will be used to fund the working capital. The amount of this facility is aprox. US$ 2,000,000 (COP 8,000,000,000) at 7% interest, the maturity date of the loan is in April 2022.
  During October 2021, the Company launched a second campaign with the Colombian Stock Market, this campaign contributed to the publicity of the Company in Colombia and also helped it to keep on raising funds locally.